FNB CORP.	Phone 336-626-8300
Fax 336-626-8374
NASDAQ: FNBN

P.O. Box 1328, Asheboro, NC 27204

101 Sunset Avenue, Asheboro, NC 27203

August 1, 2005

Mr. Edwin Adames

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20540

Re:	FNB Corp.
Form 10-K filed March 16, 2005
File No. 0-13823

Dear Mr. Adames:

Set forth below are the responses of FNB Corp. to the comments relating to our Annual Report on Form 10-K for the year ended December 31, 2004, which were contained in the letter of your Accounting Branch Chief, John P. Nolan, to the undersigned dated July 15, 2005. For your convenience in reviewing item responses, we have set forth the text of Mr. Nolan’s comments.

Form 10-K for Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm. page 33

1.	Please file an amendment to the Form 10-K to include in the signature section of the independent accountants’ report the name of the accounting firm that performed the financial audit for the period ended December 31, 2004. Refer to Rule 2-02(a) of Regulation S-X. We note that the audit for 2004 was performed by Dixon Hughes according to their consent filed as Exhibit 31.10.

Response:

We note that the Form 10-K as it was filed did include the manual signature of Dixon Hughes PLLC on its report as required by Rule 2-02(a) of Regulation S-X. That signature may be seen when viewing FNB’s Form 10-K Edgar filing at www.sec.gov. Therefore, we do not believe that an amendment is necessary.

Mr. Edwin Adames

Securities and Exchange Commission

August 1, 2005

2.	Tell us why you have not included the paragraph referring to the attestation report on management’s assessment of internal controls over financial reporting as required by AU 508.08(k) or revise the report as necessary.

Response:

The report of FNB’s independent public accounting firm, Dixon Hughes PLLC, set forth in the original 10-K filing did not include the paragraph referring to the attestation report on management’s assessment of internal controls over financial reporting because FNB availed itself of the additional 45 days provided pursuant to Commission Release No. 34-50754 to file its Management’s Report on Internal Control Over Financial Reporting and the related Report of Independent Registered Public Accounting Firm. Therefore, such paragraph was not required. FNB’s Form 10-K/A contained the materials set forth as required in the response to Question 2 of the Commission’s Frequently Asked Questions issued on January 21, 2005, relating to the Exemptive Order on Management’s Report on Internal Control Over Financial Reporting and Related Auditor Report.

Report of Independent Registered Public Accounting Firm. page 33

3.	Please file an amendment to the Form 10-K to include in the signature section of the independent accountants’ report the name of the accounting firm that performed the financial audit for the two-year period ended December 31, 2003. Refer to Rule 2-02(a) of Regulation S-X. We note that the audit for 2004 as performed by KPMG according to their consent filed as Exhibit 31.11.

Response:

With respect to the manual signature of KPMG LLP on its report, please see the response to comment 1 above. This signature, too, was included in FNB’s filed Form 10-K and may be viewed on the Commission’s website.

Note 19. Business Segment Information. page 71

4.	Revise Management’s Discussion and Analysis to separately discuss the operating results of your full-service banking and mortgage banking segments and how they impact the operations of the Company as a whole. Refer to Item 303(a) of Regulation S-K.

Response:

We note your recommendation to discuss separately the operating results of our full-service banking and mortgage banking segments and how they affect the operations of FNB as a whole. While we did provide ample and detailed

Mr. Edwin Adames

Securities and Exchange Commission

August 1, 2005

discussion of the results of our mortgage banking operations in our Management’s Discussion and Analysis, it was not considered necessary to provide additional discussion and analysis of the separate impact of each segment on FNB’s overall results due to the relative insignificance of our mortgage banking segment to our overall results. In 2004 and 2003, net income (loss) for the mortgage banking segment (($153,000) and $26,000, respectively) represented only (2.31%) and .31%, respectively, of FNB’s consolidated net income. Further, the total assets for the mortgage banking segment were only 1.99% and 1.89% of FNB’s total consolidated assets at December 31, 2004 and 2003.

We will continue to evaluate the results of each of the two segments and, in the event that the results of the mortgage banking segment have a material impact on our overall results, we will fully discuss this fact in the Management’s Discussion and Analysis in our future filings of Forms 10-Q and 10-K in accordance with your recommendation.

5.	Disclose in Management’s Discussion and Analysis any material expected effects on future cash flow and liquidity of the Company resulting from the contingency to pay Dover shareholders additional cash consideration during a four-year period based on a percentage of Dover’s pre-tax net income. Refer to Note 2, “Merger Information” on page 46.

Response:

There are no material expected effects on the future cash flows and liquidity of FNB that are expected to result from the contingency to pay Dover shareholders additional cash consideration. The additional cash consideration relates to earn-out provisions contained in the merger agreement with Dover, which capped earn-out payments to the shareholders at $800,000 over the four-year period following the closing. At December 31, 2004, the remaining earn-out period was 28 months and the maximum contingent exposure to FNB under this earn-out provision was approximately $766,000 or .09% of the Company’s total consolidated assets on that date. Any future cash payments related to the Dover earn-outs will not significantly affect the net income or earnings per share of FNB, nor will such cash payments significantly affect FNB’s cash flows or liquidity position, as such earn-out payments are equal to 17.64% of Dover’s pre-tax net income, as adjusted and determined in accordance with the merger agreement.

In addition, we consider there to be a low probability at this time that all of the aforementioned maximum earn-out amount of $766,000 will be required to be paid to shareholders of Dover given the fact that the earn-out is calculated as 17.64% of Dover pre-tax net income (as adjusted and determined in accordance

Mr. Edwin Adames

Securities and Exchange Commission

August 1, 2005

with the merger agreement). For the 12-month period ended December 31, 2004, Dover reported a combined pre-tax loss of $175,000. Further, in the event that the balance of the maximum earn-out will be required to be paid, it will be because Dover will have achieved pre-tax net income of more than $4.3 million over the remaining portion of the earn-out period, a result that would readily permit the payment of the earn-out without material adverse effects on future cash flows or liquidity.

Form 10-K/A filed on May 2, 2005

Management’s Report on Internal Control over Financial Reporting. page 4

6.	We note that the “Report of Independent Registered Public Accounting Firm” on page 5 was prepared to comply with PCAOB Staff Interpretive Response to Question 31 of PCAOB Auditing Standard No.2 which states that when a single management report is prepared to satisfy both the requirements of FDICIA and Section 404 of the Sarbanes Oxley Act the report of the auditor must address the requirements of both sets of rules. In this regard, please revise Management’s Report on Internal Control over Financial Reporting as follows:

•	Revise the first paragraph to state that management’s responsibility for establishing adequate internal controls for the Company and for compliance with laws and regulations relating to the safety and soundness designated by the FDIC and the appropriate federal banking agencies.

•	Revise the second paragraph regarding management’s assessment as to the effectiveness of the Company’s internal control over financial reporting to include its compliance with the designated safety and soundness laws and regulations during the fiscal year.

•	Revise the last paragraph to refer to the attestation report prepared by the independent auditors which encompasses both financial statements prepared in accordance with GAAP and those prepared for regulatory purposes.

Refer to Section II.H.4 of SEC Commission Release No. 33-8238, “Final Rule: Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports” for bank and thrift holding companies.

Response:

The italicized statements set forth in your first two bullet points are expressly required by Commission Release No. 33-8238. We note that both statements

Mr. Edwin Adames

Securities and Exchange Commission

August 1, 2005

were set forth in the fourth paragraph of the Management’s Report on Internal Control Over Financial Reporting filed in FNB’s Form 10-K/A. We do not believe that Release No. 33-8238 requires that these statements appear in particular paragraphs, only that they be included in the report in a meaningful way. We believe that we have satisfied that requirement. Turning to your third bullet point, we note that Release No. 33-8238 does not expressly require that your suggested language appear verbatim. Indeed, the fourth bullet point of the penultimate paragraph of Section II.H.4 of the release sets forth as required language the exact language contained in the Management Report. Footnote 108 to Release No. 33-8238 provides that there is no significant difference between the terms “internal control structure and procedures for financial reporting” and “internal control over financial reporting” and that “the FDIC has defined the term ‘financial reporting’ to include financial statements prepared in accordance with [GAAP] and those prepared for regulatory purposes.” Therefore, the language included in FNB’s Management Report and required by Release No. 33-8238 covers both financial statements prepared in accordance with GAAP and those prepared for regulatory purposes. We respectfully submit that no revisions to the Management’s Report on Internal Control Over Financial Reporting are necessary as the statements required by section II.H.4 of Release No. 33-8238 are included in the Report. We, nevertheless, will make your suggested changes in future filings.

In connection with our responses to the above comments, FNB acknowledges that:

•	FNB is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Commission staff comments or FNB’s changes to its disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	FNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional comments or questions, please call me directly at 336-626-8326 or Melanie Tuttle at the offices of our counsel at 336-370-8808.

Very truly yours,

/s/ Jerry A. Little
Jerry A. Little
Chief Financial Officer